SHAREHOLDER UPDATE

First Quarter Review and Second Quarter Outlook, 2010

Vancouver, Canada – May 18, 2010 - Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-Frankfurt: CAN) is pleased to provide the following review of Canarc’s progress in the First Quarter, 2010 and its plans for the Second Quarter, 2010.

Q1 Review

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Optioned the Tay-LP gold exploration property in the Yukon to Cap-Ex Ventures Ltd.

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Sold 1,000,000 shares of Caza Gold privately at $0.20 per share to raise $200,000 for working capital

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Received expressions of interest from two companies regarding the New Polaris gold mine project

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Continued to evaluate opportunities to acquire new gold exploration and mining properties

In Q1, Canarc optioned the Tay-LP gold exploration project in the Tintina Gold Belt, Yukon to Cap-Ex Ventures Ltd. Cap-Ex can earn up to 50% of Canarc’s interest by paying $100,000, issuing 200,000 shares, spending $675,000 on exploration and maintaining the underlying option with Ross River in good standing over a 19 month period, subject to receiving regulatory and exchange approvals and appropriate financing.

Q2 Outlook

Management will continue to seek strategic alternatives such as a joint venture or other means to advance the New Polaris high grade gold mine project to mine development and a full feasibility study.  Discussions are currently underway with a couple of interested parties.

We will also continue to pursue new opportunities for growth by evaluating attractive gold projects in the USA and Canada for acquisition where management’s exploration and mining experience can add value. Management is of the belief that this market environment is very attractive for making strategic gold property acquisitions at this time while asset values are depressed.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF).  Canarc is currently focused on advancing its New Polaris gold mine project in north-western British Columbia to the feasibility stage, exploring the large Tay LP property and acquiring attractive gold exploration and mining projects in North America.  Barrick Gold Corp. is a shareholder.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such "forward-looking statements" involve known and unknown risks and uncertainties, as discussed in the Company's filings with Canadian and United States securities agencies.  The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. We seek safe harbour.